

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 2, 2018

Via E-Mail
Gregory S. Lovins
Senior Vice President and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, CA 91203

> **Re:    Avery Dennison Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Filed February 21, 2018**
> **File No. 1-07685**

Dear Mr. Lovins:

We refer you to our comment letter dated March 27, 2018 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:    Vikas Arora, Securities Counsel
Avery Dennison Corporation